EXHIBIT 99.1

Cellectis Presents Final Phase 1 Results of Lasme-cel and  Preliminary Results on Eti-cel at EHA 2026 Congress

NEW YORK, June 11, 2026 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene editing platform to develop life-saving cell and gene therapies, presents final Phase 1 data from the BALLI-01 clinical trial evaluating lasme-cel, a CD22 directed allogeneic CAR-T therapy, in patients with relapsed/refractory B-cell acute lymphoblastic leukemia (r/r B-ALL), and preliminary data from the NATHALI-01 study evaluating eti-cel, a dual CD20 and CD22 directed CAR-T in relapsed/refractory B-cell non Hodgkin lymphoma (r/r B-NHL), at the European Hematology Association (EHA) 2026 Annual Congress.

BALLI-01 clinical trial evaluating lasme-cel in r/r B-ALL - Oral Presentation

The BALLI-01 final Phase 1 data will be presented as an oral presentation by Nitin Jain, M.D., Professor of Medicine, Department of Leukemia at the University of Texas MD Anderson Cancer Center in Houston, TX.

45 patients in third line and beyond (3L+) were treated in the BALLI-01 study. 15 patients were treated at the recommended Phase 2 dose and 7 in the target Phase 2 population. Patients were heavily pretreated with those in the target Phase 2 population receiving a median of 5 prior lines of therapy (Range 2-11). Almost all patients were previously treated with blinatumumab (82%) and were also heavily exposed to CD19 CAR-T (53%), CD22-directed antibody-drug conjugate (ADC) (56%) and many had a prior hematopoietic stem cell transplantation (HSCT) (47%).

Final Phase 1 data

In the target Phase 2 population

An overall response rate (ORR) of 100% (7/7) was achieved with a complete remission/complete remission with incomplete count recovery (CR/CRi) rate of 57% (4/7). Of these, 75% achieved minimal residual disease negative (MRD-ve) status.

All patients subsequently proceeded to HSCT.

Lasme-cel demonstrated a manageable safety profile

  Cytokine release syndrome (CRS) ≥ grade 3 occurred in 4% of patients.
  Immune effector cell-associated neurotoxicity syndrome (ICANS) ≥ grade 3 occurred in 4% of patients.
  Immune effector cell-associated hemophagocytic lymphohistiocytosis-like syndrome (IEC-HS) ≥ grade 3 occurred in 2% of patients.

All CRS, ICANS, and IEC-HS resolved.

“These final Phase 1 results are particularly meaningful for a patient population that has very limited treatment options” said Nitin Jain, M.D., Professor of Medicine, Department of Leukemia at UT MD Anderson. “Being able to achieve deep remissions in these patients and allowing them to subsequently receive an HSCT is promising. We look forward to accelerating accrual into the ongoing Pivotal Phase 2 study and bringing this treatment to patients.”

The Pivotal Phase 2 BALLI-01 trial is open for recruitment. Eligible patients and treating physicians are encouraged to visit BALLI-01 (NCT04150497) or contact Cellectis at clinicaltrials@cellectis.com for information and participating sites. The first interim analysis is expected in Q4 2026.

Oral Presentation: Safety and efficacy of UCART22 in heavily pretreated patients with relapsed or refractory CD22+ B-cell acute lymphoblastic leukemia (B-ALL): results of the Phase 1 BALLI-01 trial

Date/Time:  Saturday, June 13 at 5:15 - 6:30pm, local time
Session Title: Advances in the treatment of lymphoblastic leukemia
Session Room: K1
Abstract Number: 4689

Note: presentation slides will be uploaded to Cellectis’ website concurrently with the live presentation.

NATHALI-01 clinical trial evaluating eti-cel in r/r B-NHL - Poster Presentation

The NATHALI-01 preliminary data on the role of alemtuzumab in optimizing responses will be presented as a poster by Professor Emmanuel Bachy, M.D., Ph.D., Department of Hematology, Hospices Civils de Lyon, France.

Eti-cel is a highly differentiated product being the first allogeneic dual CAR-T targeting both CD20 and CD22, for patients with r/r B-NHL.

As of the February 2026 data cutoff, 14 patients with r/r B-NHL had been treated across three dose levels, in a heavily pre-treated population with a median of 3 prior lines of therapy, 93% of whom had received prior CD19-directed CAR-T therapy, and all of whom presented with stage IV disease at baseline.

In the optimal dose cohort, ORR and complete response (CR) were 88% and 63%, respectively. The analysis identified a positive correlation between alemtuzumab exposure and clinical outcomes: higher alemtuzumab exposure created a favorable lower inflammatory homeostatic milieu prior to eti-cel infusion and was associated with enhanced eti-cel expansion and higher response rates. Additionally, responders maintained sustained low-level interleukin 2 (IL-2) secretion when compared to non-responders.

These findings provide a scientific rationale for the implementation of a weight-based alemtuzumab dosing regimen, currently under investigation to optimize lymphodepletion. Additionally, subcutaneous low-dose IL-2 is being investigated to further enhance eti-cel expansion and treatment response.

“These encouraging data demonstrate that not only can eti-cel drive responses in a very difficult-to-treat population, but that by optimizing exposure to alemtuzumab we may be able to create a favorable environment for CAR-T expansion and persistence." said Professor Emmanuel Bachy, M.D., Ph.D., Department of Hematology, Hospices Civils de Lyon, France.

The NATHALI-01 study is open for recruitment with the full Phase 1 clinical data expected in Q4 2026.

Poster Presentation: Alemtuzumab exposure and sustained IL-2 drive UCART20x22 expansion and clinical response in adults with relapsed or refractory B-cell non-Hodgkin lymphoma: NATHALI-01 study

Date/Time:  Saturday, June 13 at 6:45 - 7:45pm, local time
Session: Poster Session 2
Poster Number: 4758

Note: poster presentation will be uploaded to Cellectis’ website at the opening of the poster session.

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. The company utilizes an allogeneic approach for CAR T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to develop gene therapies in other therapeutic indications. With its in-house manufacturing capabilities, Cellectis is one of the few end-to-end gene editing companies that controls the cell and gene therapy value chain from start to finish. Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh, NC. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). To find out more, visit www.cellectis.com and follow Cellectis on LinkedIn and X.

Cautionary Statement
This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “can,” “expected,” ”look-forward,” “may” or the negative of these and/or similar expressions. These forward-looking statements are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements include statements about the potential of the pivotal Phase 2 BALLI-01 trial to be a registrational phase, the advancement, timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the timing of our presentation of data and submission of regulatory filings, the sufficiency of cash to fund operations, the potential benefit of our product candidates. These forward-looking statements are made in light of information currently available to us and are subject to significant risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. Among these are significant risks that the BALLI-01 Phase 1 data may not be validated by data from later stage of clinical trials and that our product candidate may not receive regulatory approval for commercialization. Particular caution should be exercised when interpreting results from Phase 1 studies and results relating to a small number of patients – such results should not be viewed as predictive of future results. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F as amended and in our annual financial report (including the management report) for the year ended December 31, 2025 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, which are available on the SEC’s website at www.sec.gov, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, + 33 (0)7 76 99 14 33, media@cellectis.com
Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:
Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com

Attachment

  Press release_data_EHA_2026_ENGLISH (https://ml.globenewswire.com/Resource/Download/d65f3777-fecc-4f2b-95e3-18a2ac1d179a)